Exhibit XI

 INTERIM MANAGEMENT STATEMENT / 1  Interim Management Statement  JANUARY–SEPTEMBER 2022  (Unaudited)  Q3

 INTERIM MANAGEMENT STATEMENT / 2  Table of Contents  3  President & CEO's comments  4  Highlights  4  Key figures and ratios  5  Operating and financial review  5  Total comprehensive income  8  Financial position  10 Financial statements  10  Statement of comprehensive income  11  Statement of financial position  13  Statement of changes in equity  14  Cash flow statement  16 Notes to the interim financial statements  16  Note 1 - Net interest income  16  Note 2 - Net profit on financial operations  17  Note 3 - Expected credit loss  17  Note 4 - Net loan losses  18  Note 5 - Lending outstanding  18  Note 6 - Debts evidenced by certificates  19  Note 7 - Basis of preparation  19 Ratio definitions

 INTERIM MANAGEMENT STATEMENT / 3  As the war in Ukraine continues and the energy crisis deepens, we have also seen the momentum to accelerate the green transition gather more pace. The need for action is urgent. The necessity for investment in new sources of energy and related research and development, helps to partially explain the significant increase the Bank has seen in demand for NIB financing. During the nine-month period ended 30 September 2022, there was a total of EUR 2,613 million in new committed loans and EUR 2,883 million was disbursed compared to EUR 880 million and EUR 1,646 million respectively, in the same period in 2021.  During times of turbulence, it is not uncommon that International Financial Institutions (IFIs) such as NIB experience higher demand. Uncertainty in the financial markets had already increased before the war with inflationary pressures and expectations for rate hikes from central banks. The increased activity also reflects the implementation of the new business strategy which the Board approved in 2021. We are also seeing strong mandate fulfilment with projects achieving a “good” or “excellent” mandate rating for 99% of the total amount of loans disbursed.  The new lending was distributed across various industries and countries and included sustainability linked loans (SLL) and a Covid-19 response loan, more details of which can be found here.  To meet the demand for our financing, the Bank has raised EUR 8.1 billion in new funding by 30 September 2022, compared to EUR 6.1 billion in the same period in 2021. In the third quarter, NIB issued its second global USD benchmark for the year, a five-year USD 1.25 billion bond.  President & CEO's comments January–September 2022  The net profit for the period January to September amounted to EUR 84 million compared to EUR 124 million in 2021. The decrease is mainly due to unrealised fair value losses on bonds in the liqudity buffer and lending labelled bonds. Net interest income and operational profit are better than planned. Further details regarding the financial performance can be found in the Operating and Financial Review on page 5-9.  In September, I had the pleasure together with the Bank’s senior management to meet with our counterparts at the European Investment Bank (EIB). We discussed a wide range of topics including the European Green Deal, the impact of the war in Ukraine, the energy crisis in Europe and the need to invest in new sources of energy and innovative technologies. The EIB and NIB have a good and long-standing relationship, with a number of co-financed and parallel financed projects. As IFIs, we have a stabilising role to play during crises. We feel our  joint responsibility and are ready to support the efforts of our clients and member countries to deal with the current geopolitical and economic challenges.  André Küüsvek, President & CEO

INTERIM MANAGEMENT STATEMENT / 4

Highlights

During the nine month period ended 30 September 2022, the Bank has seen a significant increase in demand for NIB financing. There was a total of EUR 2,613 million in new signed lending and EUR 2,883 million was disbursed compared to EUR 880 million and EUR 1,646 million respectively,in the same period in 2021.

Among the new signed loans in the third quarter was a SEK 432.5 million (EUR 40.5 million) loan with Swedish real estate company Fabege AB for the construction of Scandinavia's first zero-energy hotel in Arenastaden, Solna. Other new signed loans will finance green construction, digitalisation, acquisitions and research and development.

The net profit for the nine-month period amounted to EUR 84 million compared to EUR 124 million in 2021. The decrease is mainly due to unrealised fair value losses on bonds in the liquidity buffer and lending labelled bonds. The underlying core earnings were better than expected with net interest income and commission fee income higher than in 2021. The ratios are impacted by the unrealised losses but costs are better than planned and supports profitability.

Due to the increased demand for NIB financing, the Bank has also increased its funding volume. By the end of September, the Bank had raised EUR 8.1 billion (January–September 2021: EUR 6.1 billion) in new funding. In the third quarter, NIB issued its second global USD benchmark for the year, a five-year USD 1.25 billion bond. NIB's funding plan for the whole of 2022 is EUR 8.0-9.0 billion.

The Bank is in a strong financial position as confirmed by our triple-A rating which was reaffirmed by Standard & Poor's and Moody's in April.

Key figures and ratios

In millions of euro unless otherwise specified	**Jan-Sep 2022***	**Jan-Sep 2021***	**Jan-Dec 2021**
Net interest income	162	152	201
Profit before net loan losses	76	101	133
Net profit	84	124	159
Lending disbursed	2,883	1,646	2,440
New signed lending	2,613	880	1,852
Mandate fulfilment **	99%	98 %	97 %
Lending outstanding	22,608	22,019	22,313
Total assets	41,490	37,952	37,553
New debt issues	8,070	6,132	7,028
Debts evidenced by certificates	33,019	31,842	31,526
Total equity	4,022	3,971	3,999
Equity/total assets ***	9.7 %	10.5 %	10.6 %
Profit/average equity ***	2.8 %	4.2 %	4.1 %
Cost/income ***	33.8 %	27.0 %	27.9 %
Number of employees at period end	228	224	221

* Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements
** See page 9 for mandate fulfilment explanation
*** See page 19 for ratio definitions

 INTERIM MANAGEMENT STATEMENT / 5  Total comprehensive income  January–September 2022 compared to January–September 2021  NET PROFIT  The net profit for the period January–September 2022 amounted to EUR 84.4 million, compared to EUR 124.0 million in the same period last year. This is mainly due to higher unrealised fair value losses on bonds in the liqudity buffer and lending labelled bonds which is explained further under the section Net loss/profit on financial operations on page 6. Net  interest income and net commission income were on the other-hand higher than in 2021 and better than planned. Total operating expenses increased by EUR 1.6 million to EUR 38.9 million. Net loan losses for the period is a positive amount of EUR 8.1 million compared to a positive amount of EUR 23.0 million in 2021. The third quarter of 2022 was a solid quarter with net profit of EUR 45.7 million.  NET INTEREST INCOME  Net interest income for the period increased from EUR 152.0 million to EUR 161.9 million. Net interest income on lending activities increased by EUR 2.2 million from EUR 121.7 million to EUR 123.8 million due to higher loan volumes and margins. The net interest income on treasury activities of EUR 38.0 million was EUR 7.7 million higher than in 2021 as Treasury bond portfolios benefited from increases in the market interest rate level. Net interest income in the third quarter of 2022 was higher than any quarter in the past two years.  NET FEE AND COMMISSION INCOME  Net fee and commission income for the period January–September 2022 was  EUR 1.1 million higher than in 2021 due to the higher volume of loans agreed and disbursed.  Operating and financial review  NET PROFIT FOR THE PERIOD  EUR m  120  100  80  60  40  20  0  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3  60  50  40  30  20  10  0  NET INTEREST INCOME  EUR m  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3  NET COMMISSION INCOME AND FEES  EUR m  5.0  4.0  3.0  2.0  1.0  0  2020  2021  2022  2020  2021  2022  2020  2021  2022  Lending  Treasury  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

 INTERIM MANAGEMENT STATEMENT / 6  NET LOSS/PROFIT ON FINANCIAL OPERATIONS  The loss on financial operations amounted to EUR 51.9 million compared to a loss of EUR 18.1 million in the same period last year. This result includes realised net gains of EUR 4.5 million and unrealised net losses of EUR 56.4 million compared to realised net profits of EUR 3.4 million and unrealised net losses of EUR 21.5 million in 2021. Against a backdrop of rising inflation, fears of a recession and the turbulent geopolitical environment, risk aversion led to spread widening in financial markets throughout the first half of the year. This generated unrealised valuation losses on interest rate hedges, and on the liquidity buffer and lending labelled bond portfolios.  The unrealised valuation gains and losses on assets in the Bank’s liquidity portfolio arise from changes in credit spreads. The Bank maintains a large liquidity portfolio, which it invests  in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In periods of financial turbulence credit spreads tend to rise, which also affects NIB’s high quality bonds. When the Bank holds the bonds to maturity, so that they are not sold based on the current exit market value, any valuation losses and gains will reverse,  as the bonds will settle at par.  The unrealised valuation gains and losses on interest rate hedges mainly arise from the  change of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORs. Fair value hedge accounting is applied on the hedges of these fixed rate funding transactions and loans. In  keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk-free discounting rate called OIS (Overnight Interest rate Swap). The changes in spread between the risk-free OIS rates and the relevant IBORs applicable to each swap creates unrealised valuation gains and losses. It should be noted that as the Bank intends to hold these transactions to maturity, so that they are not sold for a price based on their exit market value, these valuation gains and losses will not be realised as the transactions will  settle at par.  TOTAL OPERATING EXPENSES  Total operating expenses amounted to EUR 38.9 million which is EUR 1.6 million higher than the same period in 2021 but better than plan. The decrease in depreciation of EUR 1.0 million is due to some assets reaching the end of their depreciable lives during 2022. The increase in  personnel costs of EUR 1.2 million is mainly due to the annual inflation related adjustments. The increase in total administrative expenses of EUR 1.3 million compared to January-September 2021, was expected as the level of activities in the Bank increased when Covid restrictions eased.  NET LOSS/PROFIT ON FINANCIAL OPERATIONS  EUR m  60  40  20  0  -20  -40  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3  TOTAL OPERATING EXPENSES  EUR m  0  -3  -6  -9  -12  -15  -18  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3  NET LOAN LOSSES  EUR m  20  15  10  5  0  -5  -10  -15  -20  -25  2020  2021  2022  2020  2021  2022  2020  2021  2022  Realised  Unrealised  Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

 INTERIM MANAGEMENT STATEMENT / 7  NET LOAN LOSSES  During 2022, the Bank implemented a new and more sophisticated ECL model resulting in an increase in the ECL provisions of approximately EUR 20 million. As uncertainities regarding the economic outcome of Covid-19 diminished and considering that the model is now more robust, the management overlay of EUR 30 million from 2020 was released earlier in 2022. The net impact from the model change together with other movements resulted in a gain of EUR 14.8 million on performing loans. During the first half of 2022, the Bank also recovered losses on a fully impaired loan and the Bank fully impaired loans in Belarus and Russia which resulted in a net loss of EUR 7.0 million on non-performing loans. The overall impact for the January-Septmber period was a reversal on loan loss provisions of EUR 8.1 million compared to a reversal of EUR 23.0 million in the same period in 2021.  The net loan losses for the period July-September 2022 was a positive amount of EUR 0.3 million compared to a postive impact of EUR 8.2 million in July-September 2021.  There have been no significant observed changes in the credit quality of the overall loan portfolio and apart from loans to Russia and Belarus, there were no new non-performing loans during the period.  During the first half of 2022, the Bank wrote off old loans of EUR 79.3 million, however this had no impact on net profit as these loans had been fully impaired some years ago.  OTHER COMPREHENSIVE INCOME  The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting and this separated amount is recorded in “Other comprehensive  income” (OCI) which amounted to a loss of EUR 24.3 million for the nine-month period ending 30 September 2022 compared to a loss of EUR 14.1 million in 2021. This recorded loss was due to the widening of the Cross Currency Basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies. During the first nine months of the year, the basis spread of some currencies has widened against the Euro.  For financial liabilities recorded at fair value through profit or loss, valuation changes due to changes in own credit spreads also need to be recorded in OCI. For the nine-month period ending 30 September 2022, the Bank recorded a positive impact from these changes of EUR  3.0 million compared to EUR 0.0 million in 2021.  The total comprehensive income for the period January-September 2022 amounted to EUR  63.1 million compared to EUR 109.8 million in the same period 2021.

 INTERIM MANAGEMENT STATEMENT / 8  LENDING OUTSTANDING  The lending outstanding amounted to EUR 22,608.1 million. This comprises EUR 22,199.2 million of loans outstanding and investments of EUR 408.9 million in Lending labelled bonds. The total disbursements and investments during the period amounted to EUR 2,882.7 million, which is EUR 1,236.3 million higher than for the same period in 2021. More information regarding new committed loans can be found on our website here.  Total lending outstanding, excluding exchange rate and valuation effects, increased from  EUR 22,312.6 million at 31 December 2021 to EUR 23,852.2 million. The book value amounted to EUR 22,608.1 million due to foreign exchange movements and fair valuations/hedge accounting effects of EUR -267.4 million and EUR -635.6 million, respectively. The foreign exchange impact is mainly from the weakening of Nordic currencies against the Euro, partially offset by the strengthening of the USD. The fair value and hedge accounting adjustments are driven by changes in interest rates.  Financial position  LENDING HIGHLIGHTS  in EUR millions,  unless otherwise specified  Jan-Sep*  2022  Jan-Sep*  2021  2021  2020  2019  2018  New committed loans excluding lending bonds  2,480  781  1,683  5,632  3,186  4,269  New lending 7labelled bonds  132  99  169  34  131  61  Total disbursements  2,883  1,646  2,440  4,853  2,676  4,047  Number of new committed loans in period  36  19  36  59  55  58  Number of new lending labelled bonds in period  7  10  14  4  9  3  Lending outstanding  22,608  22,019  22,313  21,727  18,931  19,065  Member countries  22,202  21,491  21,827  21,098  18,055  17,960  Non-member countries  471  679  635  798  996  1,222  Loan impairment provision  -65  -152  -150  -169  -119  -117  DEVELOPMENT OF LENDING OUTSTANDING DURING 2022  EUR m  25,000  24,000  23,000  22,000  21,000  20,000  19,000  18,000  17,000  16,000  15,000  -267  -596  2,883 -1,355  Dec’21  Disb.  Amort.  Prepaym.  Impairm.  FX changes  Hedge  Other*  Sep’22  Book value  Acc.  Book value  22,313  * Fair valuation of lending labelled bonds and hedging accounting.  -341  -40  22,608  12

INTERIM MANAGEMENT STATEMENT / 9

MISSION FULFILMENT

NIB's vision is for a prosperous and sustainable Nordic–Baltic region and the Bank has a dual mandate to provide lending that benefits the environment and/or improves productivity. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. The mission fulfilment is rated on a five-grade scale from "negative" to "excellent". In response to the Covid-19 pandemic, NIB provided "response loans" to alleviate the economic and social consequences of the crisis. These response loans are tracked separately and are not included in the standard mandate rating. During the nine-month period ended 30 September, projects achieving a "good" or "excellent" mandate rating accounted for 99% of the total amount of loans disbursed which exceeded the target of 90%.

FUNDING

By the end of September 2022 , the Bank had raised EUR 8,069.9 million in new funding compared to EUR 6,132.2 million in the first nine months of 2021. The strategy for 2022 is to complete benchmark transactions in US dollars and NEB benchmark issuance in Euros, complemented with other public and private issues in order to maintain a diversified global investor base and low funding costs. NIB's updated funding plan for 2022 is EUR 8.0-9.0 billion.

Some of the larger transactions during the first nine months of 2022 included a three-year GBP 500 million benchmark. This transaction has since been increased with a further GBP 300 million, taking the new total to GBP 800 million. The Bank also issued its inaugural NIB Environmental Bond denominated in Danish Kroner, an eight-year DKK 2 billion issuance. In accordance with the Bank's funding strategy, NIB issued its first global USD benchmark in March, a USD 1.25 billion issue with a maturity of 3 years. The second global USD benchmark was issued in August, a five-year USD 1.25 billion bond.

During the first nine months of the year the Bank has issued bonds in twelve different currencies. A full list of funding transactions can be found on our website at Funding Transactions.

Total debts evidenced by certificates increased from EUR 31.5 billion to EUR 33.0 billion. During the year, the Bank has recorded significant foreign exchange movements due to the strengthening of USD offset somewhat by the weakening of the Nordic currencies against the Euro. The Bank has also recorded significant hedge accounting adjustments as interest rates rose. These hedge accounting adjustments offset the impact from the fair value changes of interest rate swaps used to hedge the interest rate risk.

DEBT DEVELOPMENT DURING 2022
EUR m


36,000
35,000
34,000
33,000
32,000
31,000
30,000
29,000
28,000
27,000
26,000
25,000
31,526
8,070
-5,352
-107
1,371
-2,437
-52
33,019
Dec'21 Book value
New Issues
Amort.
Call & Buy backs
FX changes
Hedge Acc.
Other
Sep'22 Book value

INTERIM MANAGEMENT STATEMENT / 10

Financial statements

Statement of comprehensive income

In thousands of euro	NOTE	Jan-Sep 2022*	Jan-Sep 2021*	Jan-Dec 2021
Interest income from financial assets measured at amortised cost		209,800	147,463	197,089
Interest income from financial assets measured at fair value		24,852	3,358	4,159
Interest expense		-72,769	1,145	145
Net interest income	1	161,883	151,966	201,393
Commission income and fees received		7,039	6,086	9,199
Commission expense and fees paid		-1,562	-1,699	-2,165
Net fee and commission income		5,477	4,387	7,034
Net loss/profit on financial operations	2	-51,893	-18,075	-23,663
Foreign exchange gains and losses		-305	36	13
Total operating income		115,162	138,314	184,777
Expenses				
General administrative expenses				
Personnel expenses		-23,181	-21,981	-29,182
Other administrative expenses		-10,369	-9,031	-12,766
Depreciation		-5,318	-6,302	-9,545
Total operating expenses		-38,868	-37,313	-51,493
Profit before loan losses		76,295	101,001	133,284
Net loan losses	3, 4	8,123	22,969	25,874
Net profit for the period		**84,418**	**123,970**	**159,158**
Other comprehensive income				
Items that will be reclassified to income statement				
Fair value hedges - valuation of cross currency basis spread		-24,279	-14,147	-21,612
Items that will not be reclassified to income statement				
Changes in own credit risk on liabilities recorded at fair value		2,970	-1	329
Total other comprehensive income		-21,309	-14,149	-21,283
Total comprehensive income		**63,109**	**109,822**	**137,876**

* Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements
The accompanying notes are an integral part of these financial statements.

 INTERIM MANAGEMENT STATEMENT / 11  In thousands of euro  NOTE  30 Sep 2022*  30 Sep 2021*  31 Dec 2021  ASSETS  Cash and cash equivalents  2,288,925  2,145,023  1,826,451  Financial placements  Placements with credit institutions  4,898,007  4,510,345  3,881,023  Debt securities  8,758,484  8,014,173  8,291,062  Other  4,184  6,443  8,661  13,660,675  12,530,961  12,180,747  Loans outstanding  5  22,199,228  21,748,390  21,975,146  Intangible assets  8,154  8,863  7,524  Tangible assets, property and equipment  33,557  36,229  35,632  Other assets  Derivatives  2,675,884  1,212,915  1,254,828  Other assets  364,000  40,829  31,916  3,039,884  1,253,745  1,286,744  Accrued interest and fees receivable  259,162  229,097  241,145  TOTAL ASSETS  41,489,585  37,952,309  37,553,390  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements The accompanying notes are an integral part of these financial statements.  Statement of financial position

 INTERIM MANAGEMENT STATEMENT / 12  In thousands of euro  NOTE  30 Sep 2022*  30 Sep 2021*  31 Dec 2021  LIABILITIES AND EQUITY  Liabilities  Short-term amounts owed to credit institutions  1,257,641  702,998  751,697  Owed to credit institutions, total  1,257,641  702,998  751,697  Debts evidenced by certificates  6  33,019,432  31,842,499  31,525,985  Other liabilities  Derivatives  2,616,651  989,920  1,052,474  Other liabilities  370,671  273,281  39,426  2,987,321  1,263,201  1,091,900  Accrued interest and fees payable  203,444  173,029  185,171  Total liabilities  37,467,838  33,981,726  33,554,753  Equity  4,021,746  3,970,583  3,998,637  TOTAL LIABILITIES AND EQUITY  41,489,585  37,952,309  37,553,390  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements The accompanying notes are an integral part of these financial statements.

NIB INTERIM MANAGEMENT STATEMENT / 13

Statement of changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
Equity at 31 December 2020	**845,543**	**686,325**	**2,139,544**	**164,695**	**-3,376**	**28,030**	**3,860,761**
Profit for the period	-	-	-	123,970	-	-	123,970
Other comprehensive income	-	-	-	-	-1	-14,147	-14,149
Total comprehensive income	0	0	0	123,970	-1	-14,147	109,822
Transactions with owners in their capacity as owners							
Appropriation of profit	-	150,559	14,136	-164,695	-	-	0
Equity at 30 September 2021	**845,543**	**836,884**	**2,153,680**	**123,970**	**-3,377**	**13,882**	**3,970,583**
Profit for the period	-	-	-	35,188	-	-	35,188
Other comprehensive income	-	-	-	-	330	-7,465	-7,135
Total comprehensive income	0	0	0	35,188	330	-7,465	28,054
EQUITY AT 31 DECEMBER 2021	**845,543**	**836,884**	**2,153,680**	**159,158**	**-3,047**	**6,418**	**3,998,637**
Profit for the period	-	-	-	84,418	-	-	84,418
Other comprehensive income	-	-	-	-	2,970	-24,279	-21,309
Total comprehensive income	0	0	0	84,418	2,970	-24,279	63,109
Transactions with owners in their capacity as owners							
Dividends	-	-	-	-40,000	-	-	-40,000
Appropriation of profit	-	-	119,158	-119,158	-	-	0
EQUITY AT 30 SEPTEMBER 2022	**845,543**	**836,884**	**2,272,838**	**84,418**	**-76**	**-17,861**	**4,021,746**

The accompanying notes are an integral part of these financial statements.

INTERIM MANAGEMENT STATEMENT / 14

Cash flow statement

In thousands of euro	Jan-Sep 2022*	Jan-Sep 2021*	Jan-Dec 2021
Cash flows from operating activities			
Net loss/profit for the period	84,418	123,970	159,158
Adjustments:			
Unrealised gains/losses of financial assets and liabilities held at fair value	53,093	-20	-9,169
ECL non-lending activities	1,263	-314	-323
Depreciation and write-down in value of tangible and intangible assets	5,318	6,302	9,545
Change in accrued interest and fees (assets)	-18,016	3,100	-8,948
Change in accrued interest and fees (liabilities)	18,271	-2,676	10,584
Net loan losses (ECL lending activities)	-8,123	-22,969	-25,874
Adjustment to hedge accounting	2,052	21,951	37,966
Other adjustments to the period´s profit	955	1,996	-104
Adjustments, total	54,812	7,370	13,676
Lending			
Disbursements of loans	-2,750,572	-1,547,271	-2,270,722
Repayments of loans	1,688,686	1,424,013	1,975,518
Capitalisations, redenominations, index adjustments, etc.	5,108	731	1,390
Lending, total	-1,056,778	-122,527	-293,815
Cash flows from operating activities, total	**-917,547**	**8,813**	**-120,980**
Cash flows from investing activities			
Placements and debt securities			
Purchase of debt securities	-2,104,814	-1,230,755	-2,191,647
Sold and/or matured debt securities	1,362,038	1,100,461	1,645,287
Placements with credit institutions	-863,546	-2,618,605	-2,002,565
Other financial placements	-26	-39	51
Placements and debt securities, total	-1,606,348	-2,748,938	-2,548,873

* Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements
The accompanying notes are an integral part of these financial statements.

 INTERIM MANAGEMENT STATEMENT / 15  In thousands of euro  Jan-Sep 2022*  Jan-Sep 2021*  Jan-Dec 2021  Other items  Acquisition of intangible assets  -3,385  -1,060  -1,617  Acquisition of tangible assets  -273  -1,060  -1,810  Change in other assets  -7,518  -37,658  -1,431  Other items, total  -11,177  -39,778  -4,858  Cash flows from investing activities, total  -1,617,525  -2,788,716  -2,553,732  Cash flows from financing activities  Debts evidenced by certificates  Issues of new debt  7,742,933  6,132,245  7,027,535  Redemptions  -5,453,965  -3,687,398  -5,073,812  Debts evidenced by certificates, total  2,288,968  2,444,847  1,953,722  Other items  Long-term placements from credit institutions  -  -  -  Change in swap receivables excluding fair value changes  75,101  25,488  92,626  Change in swap payables excluding fair value changes  22,723  72,087  147,890  Change in other liabilities  103,213  124,485  -2,491  Dividend paid  -40,000  -  -  Other items, total  161,037  222,059  238,025  Cash flows from financing activities, total  2,450,005  2,666,906  2,191,747  CHANGE IN CASH AND CASH EQUIVALENTS, NET  -85,067  -112,997  -482,964  Opening balance for cash and cash equivalents, net  1,074,754  1,546,591  1,546,591  Exchange rate adjustments  41,596  8,431  11,127  Closing balance for cash and cash equivalents, net  1,031,283  1,442,026  1,074,754  Additional information to the statement of cash flows  Interest income received  216,636  153,921  192,300  Interest expense paid  -54,496  -1,446  9,696  * Unaudited figures, to be read in conjunction with NIB's 2021 audited financial statements  The accompanying notes are an integral part of these financial statements. The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

 INTERIM MANAGEMENT STATEMENT / 16  Note 1: Net interest income  In thousands of euro  Jan-Sep  2022  Jan-Sep  2021  Jan-Dec  2021  Cash and cash equivalents  -6,320  -13,769  -17,446  Placements with credit institutions  -9,006  -10,955  -17,024  Debt securities  36,754  24,893  33,515  Loans outstanding  213,148  150,389  201,862  Other interest income  76  264  341  Total, interest income  234,652  150,821  201,248  Of which, interest income from financial assets measured at amortised cost  209,800  147,463  197,089  Short-term amounts owed to credit institutions  2,277  5,492  7,686  Long-term amounts owed to credit institutions  -  -  -  Short-term repurchase agreements  16  -  -  Debts evidenced by certificates  -354,794  -284,492  -382,637  Swap contracts and other interest expenses, net  279,732  280,145  375,096  Total, interest expense  -72,769  1,145  145  Of which, interest expense from financial liabilities measured at amortised cost  -127,804  -9,900  -12,147  Net interest income  161,883  151,966  201,393  Note 2: Net loss/profit on financial operations  In thousands of euro  Jan-Sep  2022  Jan-Sep  2021  Jan-Dec  2021  Financial instruments held at fair value, realised gains and losses  10,357  3,405  4,776  Financial instruments held at fair value, unrealised gains and losses  -53,093  133  9,169  Financial instruments held at amortised cost, realised gains and losses  -5,843  24  34  Expected credit loss on financial placements  -1,263  314  323  Adjustment to hedge accounting, unrealised gains and losses of fair value hedges  -2,052  -21,951  -37,966  Net loss/profit on financial operations  -51,893  -18,075  -23,663  Notes to the interim financial statements

NIB INTERIM MANAGEMENT STATEMENT / 17

Note 3: Expected credit loss

In thousands of euro	Stage 1	Stage 2	Stage 3	Total
Balance at 31 December 2020	**51,747**	**48,314**	**72,545**	**172,606**
Transfer to Stage 1	1,547	-1,547	-	0
Transfer to Stage 2	-320	320	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	2,138	357	-	2,495
Amortisations and repayments	-2,109	-1,459	-	-3,567
Impact of remeasurment on existing assets	-22,105	222	-328	-22,211
Foreign exchange adjustments and other changes	-	-	4,343	4,343
Net change income statement	**-20,849**	**-2,107**	**4,015**	**-18,941**
Balance at 30 September 2021	**30,898**	**46,207**	**76,560**	**153,666**
Transfer to Stage 1	1,914	-1,914	-	0
Transfer to Stage 2	-	-	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	1,269	3	-	1,272
Amortisations and repayments	-728	-1,324	-	-2,052
Impact of remeasurment on existing assets	-1,251	-719	-163	-2,134
Foreign exchange adjustments and other changes	-	-	1,693	1,693
Net change income statement	**1,205**	**-3,955**	**1,530**	**-1,221**
Balance at 31 December 2021	**32,103**	**42,252**	**78,090**	**152,445**
Transfer to Stage 1	93	-93	-	0
Transfer to Stage 2	-933	933	-	0
Transfer to Stage 3	-	-	-	0
New assets originated or disbursed	11,134	31	-	11,165
Amortisations and repayments	-2,372	-2,250	-	-4,622
Impact of remeasurment on existing assets	3,923	-24,341	7,014	-13,404
Foreign exchange adjustments and other changes	-	-	4,408	4,408
Net change income statement	**11,845**	**-25,719**	**11,422**	**-2,453**
Realised losses	-	-	-79,331	-79,331
Balance at 30 September 2022	**43,948**	**16,532**	**10,181**	**70,661**

ECL - STATEMENT OF FINANCIAL POSITION

In thousands of euro	30 Sep 2022	30 Sep 2021	31 Dec 2021
Loans outstanding	65,208	151,167	149,853
Other receivables	-	1,783	1,822
Commitments (recorded in other liabilities)	3,922	439	502
Financial placements	1,531	277	268
Total	**70,661**	**153,666**	**152,445**

ECL - STATEMENT OF COMPREHENSIVE INCOME

In thousands of euro	Jan-Sep 2022	Oct-Sep 2021	Jan-Sep 2021
Net result on financial operations (Note 2)	-1,263	9	314
Net loan losses (Note 4)	8,123	2,905	22,969
Foreign exchange gains and losses	-4,408	-1,693	-4,343
Total recognised in income statement	**2,453**	**1,221**	**18,941**

Note 4: Net loan losses

In thousands of euro	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Change in expected credit loss on performing loans	15,137	22,641	25,383
Change in expected credit loss on non-performing loans	-7,014	328	491
Decrease of provisions to cover realised loan losses	-79,331	-	-
Realised loan losses	79,331	-	-
Net loan losses	**8,123**	**22,969**	**25,874**

In the period Jan-Sep 2022 the bank had realised losses of EUR 79,331 thousand which had no impact to the income statement as the loans were fully impaired in previous years. There were no realised losses for the periods Jan-Sep 2021 or Jan-Dec 2021.

INTERIM MANAGEMENT STATEMENT / 18  Note 5: Lending outstanding  In thousands of euro  Jan-Sep 2022  Jan-Sep 2021  Jan-Dec 2021  Opening Balance  22,312,579  21,726,644  21,726,644  Disbursements  2,882,661  1,646,323  2,439,727  Amortisations  -1,354,629  -1,144,345  -1,534,556  Prepayments  -341,057  -279,668  -440,962  Changes in expected credit losses  11,544  22,179  25,148  Foreign exchange movements  -267,387  161,283  248,567  Fair value adjustments  -35,056  853  -1,477  Hedge accounting adjustments  -595,572  -113,621  -149,188  Other  -5,003  -688  -1,324  Closing balance  22,608,080  22,018,961  22,312,579  Loans outstanding  22,199,228  21,748,390  21,975,146  Lending bonds  408,852  270,571  337,433  Total Lending  22,608,080  22,018,961  22,312,579  In thousands of euro  Jan-Sep 2022  Jan-Sep 2021  Jan-Dec 2021  Opening Balance  31,525,985  29,071,696  29,071,696  New debt issues  8,069,928  6,132,245  7,027,535  Amortisations  -5,351,638  -3,555,672  -4,763,800  Calls and buy backs  -106,851  -123,614  -299,348  Foreign exchange movements  1,371,500  823,762  1,222,213  Fair value adjustments  -56,745  45  -7,951  Hedge accounting adjustments  -2,437,271  -499,388  -720,310  Other  4,525  -6,575  -4,050  Closing balance  33,019,432  31,842,499  31,525,985  Note 6: Debts evidenced by certificates

 INTERIM MANAGEMENT STATEMENT / 19  Note 7: Basis of preparation  This interim management statement is not presented in accordance with IAS 34 “Interim Financial Reporting” as it excludes a number of disclosures. The accounting policies and methods of computation are the same as described in Note 1 of NIB’s Financial Report 2021.  This report was approved by the Executive Committee on 19th October 2022.  RATIO DEFINITIONS  Equity/total assets =  Total equity at reporting date  Total assets at reporting date  Profit/average equity =  Annualised profit for the period  Average equity for the period  Cost/income =  Total operating expenses for the period  Total operating income for the period